Camden National Corporation Reports A 12% Increase In
First Quarter 2015 Core Operating Earnings

CAMDEN, Maine, April 28, 2015/PRNewswire/--Camden National Corporation (NASDAQ: CAC; “Camden National” or the “Company”), a $2.8 billion bank holding company headquartered in Camden, Maine, reported net income for the first quarter of 2015 of $5.6 million and diluted earnings per share ("EPS") of $0.75.

The Company reported core operating earnings1 and core diluted EPS1 for the first quarter of 2015 of $6.3 million and $0.84 per share, respectively, representing an increase of 12% and $0.10 per share over the first quarter of 2014. The Company's core return on average shareholders' equity1 and average assets1 for the first quarter of 2015 was 10.25% and 0.91%, respectively.

“We're very pleased with our financial results to start 2015," said Gregory A. Dufour, president and chief executive officer of the Company. "Our core operating earnings and core diluted EPS grew 12% and 14%, respectively, over the same period last year, and is the result of strong loan growth seen throughout 2014 and into the first quarter of 2015."

Dufour added, "We have much to be excited about already in 2015. In addition to a strong start financially, we announced on March 30, 2015 that the Company entered into a definitive agreement with SBM Financial, Inc. to merge The Bank of Maine into Camden National Bank. This merger will make Camden National the strongest banking franchise in Northern New England while remaining headquartered in Maine."

The Merger of Camden National and SBM Financial, Inc.

On March 30, 2015, Camden National Corporation, the parent company of Camden National Bank, and SBM Financial, Inc. ("SBM"), the parent company of The Bank of Maine, announced the signing of a definitive agreement under which SBM will merge into Camden National and The Bank of Maine will merge into Camden National Bank, creating Maine’s largest community bank. The combined organization will operate under the Camden National Bank name and brand.

Upon completion of the transaction, Camden National will have a combined network of 68 branches and three specialized lending locations. The transaction complements Camden National’s existing footprint and expands the Company’s presence in the higher growth Southern Maine market.

While this investment is expected to dilute Camden National's tangible book value by 14%, we expect to earn back that dilution in five years and report earnings per share accretion in the mid-teens beginning in 2016. The anticipated closing date for the merger is October 2015, subject to shareholder and regulatory approval.

First Quarter 2015 Financial Highlights

•	Core operating earnings increased $657,000, or 12%, over core earnings for the first quarter of 2014.

•	Core diluted EPS increased $0.10 per share, or 14%, over core diluted EPS for the first quarter of 2014.

•	Net interest income on a fully-taxable basis increased $1.2 million, or 6%, over the first quarter of 2014 driven by average loan growth of $189.8 million, or 12%.

•	Asset quality continues to improve as non-performing assets to total assets of 0.67% at March 31, 2015 hit pre-2008 recessionary level.

•	The Company announced it entered into a definitive merger agreement with SBM, the parent company of The Bank of Maine, with an anticipated closing date in October 2015.

_____________________________________________________________________________________________
1 The following is a non-GAAP measure. Please refer to the "Reconciliation of non-GAAP to GAAP Financial Measures" for further details.

Balance Sheet

Total assets at March 31, 2015 were $2.8 billion, representing an increase of $21.4 million, or 1%, since December 31, 2014. The growth in total assets was driven by an increase in our loan portfolio of $19.1 million and investments portfolio of $9.9 million since year-end. At March 31, 2015, loan balances, including loans held for sale, totaled $1.8 billion. Loan growth was primarily driven by commercial real estate growth of $16.8 million in the first quarter. The retail portfolio increased $2.1 million to $876.5 million, including loans held for sale, in the first quarter of 2015.

Total deposits at March 31, 2015 increased $34.1 million to $2.0 billion since December 31, 2014. The increase was primarily attributable to growth in brokered deposits of $44.0 million. Core deposits (demand, interest checking, savings, and money market) decreased $7.3 million since year-end due to the seasonality and cyclical nature of deposit flows within our market.

First Quarter 2015 Operating Results Overview

Reported net income for the first quarter of 2015 of $5.6 million decreased $104,000 compared to the same period for 2014. The decrease in net income for the quarter is due to the costs associated with the announcement of the merger of Camden National and SBM totaling $735,000. Excluding these costs and associated taxes, core operating earnings for the first quarter of 2015 was $6.3 million, representing an increase in core operating earnings over the first quarter of 2014 of $657,000.
Net interest income on a fully-taxable basis for the first quarter of 2015 was $19.8 million, representing a $1.2 million, or 6%, increase compared to the same period last year. Average loans for the quarter-ended March 31, 2015 increased $189.8 million to $1.8 billion compared to the same period last year, while average core deposits increased $39.3 million to $1.4 billion over the same period. The Company's net interest margin on a fully-taxable basis for the first quarter of 2015 of 3.07% decreased 1 basis point compared to the same period last year.
Non-interest income for the first quarter of 2015 was $6.1 million, representing a $459,000, or 8%, increase compared to same period last year. The increase was primarily attributable to:

•
$219,000 of income recognized on loan interest rate swap transactions. These transactions enable our commercial customers to lock into a long-term fixed rate while providing the Company with the flexibility of a variable rate to manage interest rate exposure.

•	$167,000 increase in mortgage banking income as $4.8 million of residential real estate loans were sold.

•	$106,000 increase in debit card income, of which $54,000 was a one-time annual incentive fee.
Non-interest expense for the first quarter of 2015 was $16.8 million, representing a $1.7 million, or 11%, increase compared to the same period last year. The factors driving the increase were:

•	Merger and acquisition costs of $735,000 associated with the announced merger with SBM and The Bank of Maine. These costs are primarily legal, investment banking, and other due diligence fees.

•	An increase in personnel costs of $395,000 due to normal merit increases and hiring of key loan production personnel made by the Company over the past year.

•
An increase in systems and data processing costs of $134,000 driven by internal systems and software upgrades to enhance the functionality and experience for our customers and employees, as well as ATM upgrades at certain locations.

•	An increase in heating and snow removal costs totaling $91,000 due to the long winter season.

Asset Quality

Our asset quality over the past year has steadily improved as the financial condition of our borrowers and the general market has strengthened, while also benefiting from the work-out of non-performing assets. The Company has benefited from its strengthened asset quality over the past year as highlighted by the $47,000 decrease in its provision for credit losses for the first quarter of 2015 compared to the same period last year.

Dividends and Capital

The board of directors approved a dividend of $0.30 per share, payable on April 30, 2015, to shareholders of record as of April 16, 2015. This distribution represents an annualized dividend yield of 3.01%, based on the March 31, 2015 closing price of Camden National's common stock at $39.84 per share as reported by NASDAQ.

The Company's total risk-based capital ratio, Tier I risk-based capital ratio, common equity Tier I risk-based capital ratio, and Tier I leverage capital ratio was 14.79%, 13.65%, 11.35%, and 9.31%, respectively, at March 31, 2015. Camden National and Camden National Bank exceeded the minimum total, Tier I, and common equity Tier I risk-based capital ratios of 10%, 8%, and 6.5%, respectively, and the minimum Tier I leverage capital ratio of 5% required by the Federal Reserve for an institution to be considered “well capitalized” under newly implemented Basel III capital requirements.

About Camden National Corporation

Camden National Corporation is the holding company employing more than 480 Maine residents for two financial services companies including Camden National Bank and the wealth management company, Acadia Trust, N.A. Camden National Bank is a full-service community bank with a network of 44 banking offices throughout Maine and a commercial loan office in Manchester, New Hampshire. Acadia Trust offers investment management and fiduciary services with offices in Portland, Bangor and Ellsworth. Located at Camden National Bank, Camden Financial Consultants offers full-service brokerage and insurance services. Learn more at www.CamdenNational.com. Member FDIC.

Forward-Looking Statements

This press release and the documents incorporated by reference herein contain certain statements that may be considered forward-looking statements under the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, projections, and statements, which are subject to numerous risks, assumptions, and uncertainties. Forward-looking statements can be identified by the use of the words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “assume,” “plan,” “target,” or “goal,” or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could” and other expressions which predict or indicate future events or trends and which do not relate to historical matters. Forward-looking statements should not be relied on, because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of Camden National. These risks, uncertainties and other factors may cause the actual results, performance or achievements of Camden National to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements.
Some of the factors that might cause these differences include, but are not limited to the following: the ability of Camden National to successfully close its merger with SBM in October 2015; the ability of Camden National to obtain the requisite regulatory approval for the SBM merger without having to agree to material divestitures of assets, or the imposition of other adverse regulatory conditions; the ability of Camden National to successfully integrate SBM and The Bank of Maine following closing of the transaction; continued weakness in the regional and local economies within the New England region and Maine, which could result in a deterioration of credit quality, an increase in the allowance for loan losses, or a reduced demand for Camden National’s credit or fee-based products and services; changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; competitive pressures resulting from continued industry consolidation and the increased financial services provided by non-banks; volatility in the securities markets that could adversely affect the value or credit quality of Camden National’s assets, impairment of goodwill, the availability and terms of funding necessary to meet Camden National’s liquidity needs, and could lead to impairment in the value of securities in Camden National’s investment portfolio; and changes in accounting policies, practices and standards, as may be adopted by the regulatory agencies as well as Financial Accounting Standards Board, and other accounting standard setters. Additional factors that could also cause results to differ materially from those described above can be found in Camden National’s Annual Report on Form 10-K, as updated by our Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission ("SEC").

All of these factors should be carefully reviewed, and readers should not place undue reliance on these forward-looking statements.
These forward-looking statements were based on information, plans and estimates at the date of this press release, and Camden National does not promise and assumes no obligation to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.
Use of Non-GAAP Financial Measures

In addition to evaluating the Company's results of operations in accordance with accounting principles generally accepted in the United States ("GAAP"), management supplements this evaluation with certain non-GAAP financial measures, such as the efficiency, tangible assets and equity, and core return ratios, core operating earnings, core basic and diluted EPS, tangible book value per share, and tax-equivalent net interest income. Management believes these non-GAAP financial measures help investors in understanding the Company's operating performance and trends and allow for better performance comparisons to other banks. In addition, these non-GAAP financial measures remove the impact of unusual items that may obscure trends in the Company's underlying performance. These disclosures should not be viewed as a substitute for GAAP operating results, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other financial institutions. Reconciliation to the comparable GAAP financial measure can be found in this document or the Form 8-K related to this document, all of which can be found on Camden National's website at www.CamdenNational.com.

Annualized Data

Certain returns, yields, and performance ratios, are presented on an “annualized” basis. This is done for analytical and decision-making purposes to better discern underlying performance trends when compared to full year or year-over-year amounts.

Additional Information and Where to Find It
In connection with the proposed merger, Camden National will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of SBM and Camden National and a Prospectus of Camden National, as well as other relevant documents concerning the proposed merger. Investors and stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Registration Statement and Proxy Statement/Prospectus, as well as other filings containing information about Camden National and The Bank of Maine, when they become available, may be obtained at the SEC’s Internet site (www.sec.gov). Copies of the Registration Statement and Proxy Statement/Prospectus (when they become available) and the filings that will be incorporated by reference therein may also be obtained, free of charge, from Camden National’s website at www.CamdenNational.com or by contacting Camden National Investor Relations at (207) 236-8821 or by contacting SBM Investor Relations at (207) 518-5607.

Participants in Solicitation
Camden National and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Camden National in connection with the proposed merger. Information about the directors and executive officers of Camden National is set forth in the proxy statement for Camden National’s 2015 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 12, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the Proxy Statement/Prospectus and other relevant documents regarding the proposed merger to be filed with the SEC (when they become available). Free copies of these documents may be obtained as described in the preceding paragraph.

Selected Financial Data (unaudited)

	At or For The Three Months Ended
	March 31, 2015	March 31, 2014
Selected Financial and Per Share Data:
Return on average assets	0.82%	0.89%
Core return on average assets (non-GAAP)(1)	0.91%	0.87%
Return on average shareholders' equity	9.19%	9.97%
Core return on average shareholders' equity (non-GAAP)(1)	10.25%	9.78%
Core return on average tangible shareholders' equity (non-GAAP)(1)	13.10%	12.81%
Tangible equity to tangible assets (non-GAAP)(1)	7.38%	7.04%
Efficiency ratio (non-GAAP)(1)	61.97%	62.69%
Net interest margin	3.07%	3.08%
Non-performing loans to total loans	0.98%	1.68%
Non-performing assets to total assets	0.67%	1.13%
Annualized net charge-offs to average loans	0.07%	0.10%
Tier I leverage capital ratio(2)	9.31%	9.27%
Common equity Tier I risk-based capital ratio(2)	11.35%	N/A
Tier I risk-based capital ratio(2)	13.65%	14.64%
Total risk-based capital ratio(2)	14.79%	15.89%
Basic earnings per share	$0.75	$0.76
Diluted earnings per share	$0.75	$0.75
Cash dividends declared per share	$0.30	$0.27
Book value per share	$33.85	$30.93
Tangible book value per share (non-GAAP)(1)	$27.41	$24.38
Weighted average number of common shares outstanding	7,431,065	7,528,751
Diluted weighted average number of common shares outstanding	7,453,875	7,551,785
(1) Please see "Reconciliation of non-GAAP to GAAP Financial Measures."
(2) March 31, 2015 reported regulatory capital ratios reflect the Basel III regulatory capital rules and framework.

Consolidated Statements of Condition Data

(In Thousands, Except Number of Shares)	March 31, 2015 (unaudited)	December 31, 2014
ASSETS
Cash and due from banks	$53,074	$60,813
Securities:
Available-for-sale securities, at fair value	752,164	763,063
Held-to-maturity securities, at amortized cost	41,010	20,179
Federal Home Loan Bank and Federal Reserve Bank stock, at cost	20,391	20,391
Total securities	813,565	803,633
Trading account assets	2,308	2,457
Loans held for sale	625	—
Loans	1,791,080	1,772,610
Less: allowance for loan losses	(21,265)	(21,116)
Net loans	1,769,815	1,751,494
Bank-owned life insurance	58,222	57,800
Goodwill and other intangible assets	47,884	48,171
Premises and equipment, net	23,606	23,886
Deferred tax assets	14,118	14,434
Interest receivable	6,458	6,017
Other real estate owned	1,381	1,587
Other assets	20,148	19,561
Total assets	$2,811,204	$2,789,853
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits:
Demand	$255,574	$263,013
Interest checking	480,528	480,521
Savings and money market	653,834	653,708
Certificates of deposit	314,532	317,123
Brokered deposits	261,706	217,732
Total deposits	1,966,174	1,932,097
Federal Home Loan Bank advances	56,020	56,039
Other borrowed funds	447,530	476,939
Junior subordinated debentures	44,050	44,024
Accrued interest and other liabilities	45,631	35,645
Total liabilities	2,559,405	2,544,744
Shareholders’ Equity
Common stock, no par value; authorized 20,000,000 shares, issued and outstanding 7,438,929 and 7,426,222 shares on March 31, 2015 and December 31, 2014, respectively	41,889	41,555
Retained earnings	215,361	211,979
Accumulated other comprehensive income (loss):
Net unrealized gains (losses) on available-for-sale securities, net of tax	3,789	(319)
Net unrealized losses on derivative instruments, at fair value, net of tax	(7,115)	(5,943)
Net unrecognized losses on postretirement plans, net of tax	(2,125)	(2,163)
Total accumulated other comprehensive loss	(5,451)	(8,425)
Total shareholders’ equity	251,799	245,109
Total liabilities and shareholders’ equity	$2,811,204	$2,789,853

Consolidated Statements of Income Data (unaudited)

	For The Three Months Ended March 31,
(In Thousands, Except Per Share Data)	2015	2014
Interest Income
Interest and fees on loans	$18,084	$16,780
Interest on U.S. government and sponsored enterprise obligations	3,872	4,230
Interest on state and political subdivision obligations	387	294
Interest on federal funds sold and other investments	108	89
Total interest income	22,451	21,393
Interest Expense
Interest on deposits	1,529	1,551
Interest on borrowings	860	807
Interest on junior subordinated debentures	625	625
Total interest expense	3,014	2,983
Net interest income	19,437	18,410
Provision for credit losses	446	493
Net interest income after provision for credit losses	18,991	17,917
Non-Interest Income
Service charges on deposit accounts	1,487	1,469
Other service charges and fees	1,510	1,395
Income from fiduciary services	1,220	1,184
Brokerage and insurance commissions	449	478
Bank-owned life insurance	422	306
Mortgage banking income, net	239	72
Net gain on sale of securities	—	166
Other income	817	615
Total non-interest income	6,144	5,685
Non-Interest Expense
Salaries and employee benefits	8,375	7,980
Furniture, equipment and data processing	1,923	1,789
Net occupancy	1,472	1,380
Consulting and professional fees	591	518
Other real estate owned and collection costs	562	513
Regulatory assessments	510	481
Amortization of intangible assets	287	287
Merger and acquisition costs	735	—
Other expenses	2,346	2,177
Total non-interest expense	16,801	15,125
Income before income taxes	8,334	8,477
Income Taxes	2,723	2,762
Net Income	$5,611	$5,715
Per Share Data
Basic earnings per share	$0.75	$0.76
Diluted earnings per share	$0.75	$0.75

Quarterly Average Balance, Interest and Yield/Rate Analysis (unaudited)

	For The Three Months Ended March 31,
	2015			2014
(In Thousands)	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate
Assets
Interest-earning assets:
Securities - taxable	$745,518	$3,978	2.13%	$793,696	$4,318	2.18%
Securities - nontaxable(1)	51,099	595	4.66%	32,709	452	5.52%
Trading account assets	2,455	3	0.44%	2,486	2	0.26%
Loans(2):
Residential real estate	585,581	6,014	4.11%	568,205	5,965	4.20%
Commercial real estate	652,770	6,958	4.26%	553,472	6,282	4.54%
Commercial	243,068	2,364	3.89%	170,146	1,690	3.98%
Municipal(1)	10,551	100	3.85%	10,900	114	4.23%
Consumer	289,301	2,785	3.91%	288,725	2,768	3.89%
Total loans	1,781,271	18,221	4.10%	1,591,448	16,819	4.24%
Total interest-earning assets	2,580,343	22,797	3.54%	2,420,339	21,591	3.57%
Cash and due from banks	46,974			41,502
Other assets	178,469			165,762
Less: allowance for loan losses	(21,228)			(21,604)
Total assets	$2,784,558			$2,605,999

Liabilities & Shareholders' Equity
Deposits:
Demand	$257,161	—	—	$227,426	—	—
Interest checking	480,580	85	0.07%	461,544	77	0.07%
Savings	266,032	38	0.06%	244,460	33	0.06%
Money market	390,568	289	0.30%	421,607	306	0.29%
Certificates of deposit	313,518	721	0.93%	338,211	803	0.96%
Total deposits	1,707,859	1,133	0.27%	1,693,248	1,219	0.29%
Borrowings:
Brokered deposits	225,635	396	0.71%	103,246	332	1.30%
Junior subordinated debentures	44,037	625	5.75%	43,935	625	5.77%
Other borrowings	522,109	860	0.67%	504,024	807	0.65%
Total borrowings	791,781	1,881	0.96%	651,205	1,764	1.10%
Total funding liabilities	2,499,640	3,014	0.49%	2,344,453	2,983	0.52%
Other liabilities	37,186			29,007
Shareholders' equity	247,732			232,539
Total liabilities & shareholders' equity	$2,784,558			$2,605,999

Net interest income (fully-taxable equivalent)		19,783			18,608
Less: fully-taxable equivalent adjustment		(346)			(198)
Net interest income		$19,437			$18,410

Net interest rate spread (fully-taxable equivalent)			3.05%			3.05%
Net interest margin (fully-taxable equivalent)			3.07%			3.08%

(1) Reported on tax-equivalent basis calculated using a tax rate of 35.0%, including certain commercial loans.
(2) Non-accrual loans and loans held for sale are included in total average loans.

Asset Quality Data (unaudited)
(In Thousands)	At or For The Three Months Ended March 31, 2015	At or For The Year Ended December 31, 2014	At or For The Nine Months Ended September 30, 2014	At or For The Six Months Ended June 30, 2014	At or For The Three Months Ended March 31, 2014
Non-accrual loans:
Residential real estate	$5,630	$6,056	$7,098	$7,887	$9,125
Commercial real estate	4,083	7,043	5,707	6,282	8,278
Commercial	1,442	1,529	3,051	3,840	1,935
Consumer	1,942	2,011	2,169	2,575	2,457
Total non-accrual loans	13,097	16,639	18,025	20,584	21,795
Loans 90 days past due and accruing	—	—	—	109	50
Renegotiated loans not included above	4,433	4,539	5,198	5,379	5,413
Total non-performing loans	17,530	21,178	23,223	26,072	27,258
Other real estate owned:
Residential real estate	533	575	554	912	1,035
Commercial real estate	848	1,012	1,012	1,305	1,677
Total other real estate owned	1,381	1,587	1,566	2,217	2,712
Total non-performing assets	$18,911	$22,765	$24,789	$28,289	$29,970
Loans 30-89 days past due:
Residential real estate	$798	$1,303	$880	$1,800	$1,349
Commercial real estate	959	381	1,675	1,151	1,716
Commercial	144	656	2,027	466	1,007
Consumer	707	891	2,015	569	632
Total loans 30-89 days past due	$2,608	$3,231	$6,597	$3,986	$4,704
Allowance for loan losses at the beginning of the period	$21,116	$21,590	$21,590	$21,590	$21,590
Provision for loan losses	440	2,224	1,675	1,141	492
Charge-offs:
Residential real estate	113	785	370	361	183
Commercial real estate	55	361	276	176	171
Commercial	159	1,544	1,201	526	219
Consumer	97	754	371	146	76
Total charge-offs	424	3,444	2,218	1,209	649
Total recoveries	133	746	538	383	237
Net charge-offs	291	2,698	1,680	826	412
Allowance for loan losses at the end of the period	$21,265	$21,116	$21,585	$21,905	$21,670
Components of allowance for credit losses:
Allowance for loan losses	$21,265	$21,116	$21,585	$21,905	$21,670
Liability for unfunded credit commitments	23	17	21	16	22
Balance of allowance for credit losses	$21,288	$21,133	$21,606	$21,921	$21,692
Ratios:
Non-performing loans to total loans	0.98%	1.19%	1.35%	1.54%	1.68%
Non-performing assets to total assets	0.67%	0.82%	0.90%	1.05%	1.13%
Allowance for credit losses to total loans	1.19%	1.19%	1.25%	1.29%	1.34%
Net charge-offs to average loans (annualized):
Quarter-to-date	0.07%	0.23%	0.20%	0.10%	0.10%
Year-to-date	0.07%	0.16%	0.13%	0.10%	0.10%
Allowance for credit losses to non-performing loans	121.43%	99.79%	93.04%	84.08%	79.58%
Loans 30-89 days past due to total loans	0.15%	0.18%	0.38%	0.23%	0.29%

Reconciliation of non-GAAP to GAAP Financial Measures

Efficiency Ratio:
	Three Months Ended March 31,
(In Thousands)	2015	2014
Non-interest expense, as presented	$16,801	$15,125
Less: merger and acquisition costs	735	—
Adjusted non-interest expense	$16,066	$15,125
Net interest income, as presented	$19,437	$18,410
Add: effect of tax-exempt income[1]	346	198
Non-interest income, as presented	6,144	5,685
Less: net gain on sale of securities	—	166
Adjusted net interest income plus non-interest income	$25,927	$24,127
Non-GAAP efficiency ratio	61.97%	62.69%
GAAP efficiency ratio	65.68%	62.77%
(1) Assumed 35.0% tax rate.

Tax-Equivalent Net Interest Income:
	Three Months Ended March 31,
(In Thousands)	2015	2014
Net interest income, as presented	$19,437	$18,410
Add: effect of tax-exempt income[1]	346	198
Net interest income, tax equivalent	$19,783	$18,608
(1) Assumed 35.0% tax rate.

Tangible Book Value Per Share and Tangible Equity to Tangible Assets:

(In Thousands, Except Number of Shares and Per Share Data)	March 31,
Tangible Book Value Per Share:	2015	2014
Shareholders' equity, as presented	$251,799	$231,469
Less: goodwill and other intangible assets	47,884	49,032
Tangible shareholders' equity	$203,915	$182,437
Shares outstanding at period end	7,438,929	7,484,560
Tangible book value per share	$27.41	$24.38
Book value per share	$33.85	$30.93
Tangible Equity to Tangible Assets:
Total assets	$2,811,204	$2,640,666
Less: goodwill and other intangibles	47,884	49,032
Tangible assets	$2,763,320	$2,591,634
Tangible shareholders' equity to tangible assets	7.38%	7.04%
Shareholders' equity to assets	8.96%	8.77%

Core Operating Earnings, Core Basic and Diluted EPS, Core Return on Average Assets, and Core Return on Average Shareholders' Equity: The following tables provide a reconciliation of GAAP net income, GAAP basic and diluted EPS, GAAP return on average assets, and GAAP return on average shareholders' equity for the three months ended March 31, 2015 and 2014 to exclude the financial impact of certain transactions for which management does not believe are representative of its core operations. Management utilizes core operating earnings, core basic and diluted EPS, core return on average assets and average tangible assets, and core return on average shareholders' equity to compare and assess financial results period-over-period.

	For The Three Months Ended March 31,
(In Thousands, Except Per Share Data)	2015	2014
Core Operating Earnings:
Net income, as presented	$5,611	$5,715
Merger and acquisition costs, net of tax[1]	653	—
Gains on sale of securities, net of tax[1]	—	(108)
Core operating earnings	$6,264	$5,607
Core Basic EPS:
Basic EPS, as presented	$0.75	$0.76
Non-core transactions impact	0.09	(0.01)
Core basic EPS	$0.84	$0.75
Core Diluted EPS:
Diluted EPS, as presented	$0.75	$0.75
Non-core transactions impact	0.09	(0.01)
Core diluted EPS	$0.84	$0.74
Core Return on Average Assets:
Return on average assets, as presented	0.82%	0.89%
Non-core transactions impact	0.09%	(0.02)%
Core return on average assets	0.91%	0.87%
Core Return on Average Equity:
Return on average shareholders' equity, as presented	9.19%	9.97%
Non-core transactions impact	1.06%	(0.19)%
Core return on average shareholders' equity	10.25%	9.78%
(1) Assumed 35.0% tax rate

Core Return on Average Tangible Shareholders' Equity:
	Three Months Ended March 31,
(In Thousands)	2015	2014
Net income, as presented	$5,611	$5,715
Amortization of intangible assets, net of tax[1]	187	187
Merger and acquisition costs, net of tax[1]	653	—
Gains on sale of securities, net of tax[1]	—	(108)
Core tangible operating earnings	$6,451	$5,794
Average shareholders' equity	$247,732	$232,539
Less: average goodwill and other intangible assets	48,017	49,168
Average tangible shareholders' equity	$199,715	$183,371
Core return on average tangible shareholders' equity	13.10%	12.81%
Return on average shareholders' equity	9.19%	9.97%
(1) Assumed 35.0% tax rate

CONTACT: Michael R. Archer, Vice President, Corporate Controller, Camden National Corporation, (800) 860-8821, marcher@camdennational.com